PAPERCLIP SOFTWARE, INC.
611 Route 46 West
HASBROUCK HEIGHTS, NJ  07604




July 26, 2005

Mr. Stephen Krikorian, Branch Chief
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: 	PaperClip Software, Inc.
	Form 10-KSB for the Fiscal Year Ended December 31, 2004
	Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
	File No. 000-26598

Dear Mr. Krikorian:

	On July 8, 2005. we were granted a two week extension to respond to the Staff's comments on the above referenced filing by the Company. The extension was thru today, July 26, 2005. Due to the illness of our counsel, our internal accountant requested by telephone with Mr. Christopher White, Staff Accountant, a one week extension until August 2, 2005, and was granted that request. This letter confirms the foregoing.

						Very truly yours,
						/s/ William Weiss
						William Weiss,
						Chief Executive Officer and
						Principal Financial Officer